February 17, 2010

Elizabeth McLaughlin, Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, California 91748

  RE: **Hot Topic, Inc.**
       Form 10-K FYE 01/31/09
       Filed March 24, 2009
       File No. 0-28784

Dear Ms. McLaughlin:

   We have reviewed your response letter filed January 28, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bonus

1. We reissue comment 3 from our January 13, 2010 letter. We note that the bonus paid to your CEO, COO and CFO and the performance share awards are based upon the net income for Hot Topic Inc. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Regarding the performance share awards, we note your representation in your March 14, 2008 letter that you would disclose such targets "after the line item(s) corresponding to such targets that have been

reported in the Company's historical financial statements." We note your response letter indicates that since the performance goals were not met, they were not material. The fact that the performance goals were not met is not determinative of the lack of materiality of the targets.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

Please contact Blaise Rhodes, accountant, at (202) 551- 3774 or Ethan Horowitz, accounting reviewer, at (202) 551-3311 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (626) 839-4686